FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    July 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

16360 Park Ten Place, Suite 217

Houston, TX 77084

July 21, 2008	Trading Symbol: BZO-TSXV

BRAZAURO TO CLOSE ELDORADO TRANSACTION

Brazauro Resources Corporation (“Brazauro”) is pleased to announce that Eldorado Gold Corporation (“Eldorado”) has confirmed completion of due diligence to its satisfaction in connection with the previously announced agreement respecting the Company’s Tocantinzinho project in Brazil. (see News Release issued July 9, 2008)

As a result, Eldorado will purchase 8.8 million units of the Company (the “Units”) at $0.95 per Unit for proceeds of $8,360,000. The private placement is expected to close on Thursday, July 24, 2008.

Proceeds of the private placement will be used for further exploration on the Company's Bom Jardim property and for potential acquisitions and general corporate purposes.

Signed "Mark E. Jones III" Mark E. Jones III Chairman and CEO

For further information, please contact:

Mark E. Jones III, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com